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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                         NOTIFICATION OF LATE FILING

                                                        SEC File Number 0-28204

                                                        CUSIP Number 983941-10-5

(Check One): [   ] Form 10-K and Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K
[ X ] Form 10-Q and Form 10-QSB [  ] Form N-SAR

                For Period Ended:       June 30, 1996
                [   ]  Transition Report on Form 10-K
                [   ]  Transition Report on Form 20-F
                [   ]  Transition Report on Form 11-K
                [   ]  Transition Report on Form 10-Q
                [   ]  Transition Report on Form N-SAR
                Form the Transition Period Ended:


        Read Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

XAVIER CORPORATION
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Full Name of Registrant

XAVIER MINES LIMITED/XAVIER MERGER CORPORATION
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Former Name if Applicable

1600 Smith Street, Suite 4700
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Address of Principal Executive Office (Street and Number)

Houston, Texas  77002
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]   (b) The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

        The Registrant's business is conducted principally in Russia and various other republics of the former Soviet Union, and the Registrant may from time to time experience delays or difficulties in obtaining appropriate documentation from its customers and suppliers to support the accounting treatment of certain items. The Registrant is currently awaiting such supporting documentation for several significant expenses incurred during the fiscal quarter ended June 30, 1996, and the Registrant expects to receive such documentation in time to permit the filing of its 10-Q for such quarter by August 19, 1996.

PART IV - OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification:

Robert S. Parsons              (713)                652-5111
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(Name)                       (Area Code)        (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                            [ X ]  Yes   [   ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [ X ]  Yes   [  ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        For the quarter ended June 30, 1996, the Company incurred a net loss of $9,216,000, compared to a net loss of $168,000 in the second quarter of 1995. The increase in the net loss is in part attributable to: (i) a non-recurring litigation settlement of $4.1 million; (ii) unusually high legal and accounting fees, including $1.1 million associated with the above cited litigation and the Registrant's recently filed registration statement on F1orm S-4 and; (iii) the write-off of a $1.16 million pre-paid commitment fee and a $1.0 million prepayment for financial advisory services that were not performed. Additionally, lease operating expenses billed by the Company's Russian partner in its West Siberian concessions were substantially greater in the quarter ended June 30, 1996 than lease operating costs billed in the quarter ended June 30, 1995. Lastly, G&A expense was significantly higher in the quarter ended June 30, 1996 compared to the quarter ended June 30,1995, primarily because the scope and scale of the Company's operations increased and because the Company had to account for its share of Bandera's (the Company's 54.5% owned subsidiary that was purchased in July, 1995) net operating loss and of the amortization of Bandera's assets written up to their fair market value in connection with the Company's acquisition.


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                              XAVIER CORPORATION
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 14, 1996
                                     By /s/ Robert S. Parsons
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                                     Vice President and Chief Financial Officer




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